GS ENVIROSERVICES, INC.
                             14B Jan Sebastian Drive
                               Sandwich, MA 02563

                                                     August 6, 2007

VIA EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re: GS Enviroservices, Inc.
                Form 10-QSB for the quarter ended June 30, 2007
                Filed July 31, 2007
                File No. 0-33513

Dear Ms. Jenkins:

I am writing in response to your letter to James F. Green dated August 2, 2007. The Staff's comments that were set forth in your letter are repeated below in full capitals, followed by our response.

General

          ALL EXCHANGE ACT FILINGS SHOULD INCLUDE CONSECUTIVE PAGE NUMBERS. PLEASE NOTE FOR FUTURE FILINGS.

We are today filing Amendment No. 1 to the recent 10-QSB.
The pages are numbered consecutively.

Form 10-QSB for the quarter ended June 30, 2007
Financial Statements
5  Goodwill and Intangible Assets

          NOTE 5 TO THE FINANCIAL STATEMENTS SHOULD BE EXPANDED TO DESCRIBE THE TRANSACTION(S) IN WHICH THE GOODWILL OF MORE THAN $4 MILLION WAS RECOGNIZED, AND THE DATES OF OCCURRENCE.

In Amendment No. 1 to Form 10-QSB, Note 6 (Goodwill and Intangible Assets) has been expanded to describe the transaction in which the goodwill was recognized.

Note 10.  Contingencies

          PLEASE EXPAND NOTE 10 TO DISCLOSE THE NOTICE RECEIVED FROM THE STATE OF NY THAT THE COMPANY MAY BE A PRP FOR THE FRONTIER CHEMICAL SITE. PROVIDE THE DISCLOSURE SPECIFIED IN PARAGRAPH 10 OF SFAS 5.

In Amendment No. 1 to the 10-QSB, Note 11 (Commitments and Contingencies) has been expanded to include additional disclosure regarding the Frontier Chemical site.

Note 15.  Acquisitions

          PLEASE REVISE TO ALSO CHARACTERIZE THE MERGER OF TDS (TELEMEDICINE) AND GS ENVIROSERVICES AS A REORGANIZATION OF ENTITIES UNDER COMMON CONTROL.

In Amendment No. 1 to Form 10-QSB, Note 16 (Acquisitions) has been revised to characterize the merger as a reorganization of entities under common control.

Acknowledgement

     The undersigned, as Chief Financial Officer of GS EnviroServices, Inc., hereby acknowledges that:

- GS EnviroServices, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- GS EnviroServices, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                 Yours.

                                 /s/ Doris Christiani
                                 ---------------------
                                     Doris Christiani
                                     Chief Financial Officer